SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

FUSE MEDICAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36113U101

(CUSIP Number)

Robert Donehew

1300 Summit Avenue, Suite 670

Fort Worth, Texas 76102

(817) 439-7025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36113U101

(1)	Names of Reporting Persons ROBERT DONEHEW
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 667,502 (1)
	(8)	Shared Voting Power 12,422,393(2)
	(9)	Sole Dispositive Power 667,502 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,089,895(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 71.0%(3)
(14)	Type of Reporting Person (see Instructions) IN

(1)	These securities are beneficially owned by the Reporting Person, held directly or indirectly through entities.
(2)	Represents shares of Common Stock that other parties to a Voting Agreement dated December 19, 2016, own or have the right to acquire within 60 days of the date of this Schedule 13D, as described in Item 5 in the attached Schedule 13D. The reporting person and such other parties may be deemed to be members of a “group” within the meaning of Rule 13d-5(b)(1). The reporting person disclaims beneficial ownership of all shares owned by the members of such group other than the shares that the Reporting Person owns or has the right to acquire within 60 days of this Schedule 13D.
(3)	Percentage of class based on 18,437,725 total outstanding shares of Common Stock of the Issuer as of December 19, 2016, calculated in accordance with Rule 13d-3(d).

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Fuse Medical, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 1300 Summit Ave., Suite 670, Fort Worth, Texas 76102.

Item 2. Identity and Background.

(a) This statement is filed by Robert Donehew (the “Reporting Person”).

(b) The principal business address of the Reporting Person is 111 Village Parkway, Building 2, Marietta, Georgia 30067.

(c) The Reporting Person’s present principal occupation or employment is CEO of Donehew Capital LLC, specializing in securities of which their address is 111 Village Parkway, Building 2, Marietta, Georgia 30067.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The responses to Item 4 of this Schedule 13D are incorporated herein by reference.

Item 4. Purpose of Transaction.

In connection with the closing of the transactions contemplated by a Stock Purchase Agreement dated December 19, 2016 (the “Stock Purchase Agreement”) entered into by the Issuer, NC 143 Family Holdings, LP (“NC 143”) and Reeg Medical Industries, Inc. (“Reeg Medical”), the Reporting Person entered into a Voting Agreement dated as of December 19, 2016 (the “Voting Agreement”), by and among the Issuer, the Reporting Person, Reeg Medical, NC 143, and Christopher Pratt (“Pratt,” and collectively with Reeg Medical, NC 143, and the Reporting Person, the “Voting Group”), pursuant to which each member of the Voting Group, in their capacities as stockholders of the Issuer, agreed, among other things, to vote all securities of the Issuer owned by it, or over which such stockholder has voting control, to cause the size of the board of directors of the Issuer (the “Board”) to be increased to five members, and to cause three persons designated by Reeg Medical and NC 143 and two persons designated by the Reporting Person and Pratt to be elected as directors of the Issuer. The Voting Agreement has a term ending on June 15,2017, subject to earlier termination in certain circumstances. Thus, the Reporting Person has agreed to act in concert with NC 143 and its controlling person, Mark W. Brooks (“Brooks”), Reeg Medical and its controlling person, Christopher Reeg (“Reeg”), and Pratt with respect to the voting of the shares of Common Stock owned and controlled by the members of the Voting Group for the purposes set forth in the Voting Agreement, and the members of the Voting Group may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, and Rule 13d-5(b)(1) thereunder. The Voting Group and each member thereof may be deemed to beneficially own the 13,089,895 shares of Common Stock covered by this Schedule 13D, as described in Item 5 below.

Brooks, Reeg and Pratt have each filed a separate Schedule 13D with respect to their respective beneficial interests in the Common Stock of the Issuer. The Reporting Person disclaims beneficial ownership of all shares of Common Stock owned by the members of the Voting Group other than the shares that the Reporting Person owns of record or has the right to acquire within 60 days of the filing date of this Schedule 13D.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 2 hereto and attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 23, 2016, and is incorporated herein by reference.

In addition, in connection with the closing of the transactions contemplated by the Stock Purchase Agreement, the Bylaws of the Issuer were amended to provide that (i) a quorum for action of the Board shall require at least sixty percent (60%) of the directors then serving on the Board; (ii) approval for a change in the size of the Board shall require an eighty percent (80%) vote of the directors serving on the Board (a “Director Super Majority”); (iii) approval for any new issuance of the Company’s securities to the Voting Group or any of their affiliates or family members shall require a Director Super Majority; (iv) approval for filling any vacancies and newly created directorships resulting from any increase in the size of the Board shall require a Director Super Majority; and (v) approval for all other action to be taken by the Board shall require the approval of at least sixty percent (60%) of the directors then serving on the Board.

The foregoing description of the amendment to the Bylaws of the Issuer (the “Amendment”) is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 3 hereto and attached as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 23, 2016, and is incorporated herein by reference.

In addition, in connection with the closing of the transactions contemplated by the Stock Purchase Agreement, the Reporting Person resigned as Chief Operating Officer and the Board appointed Reeg as Chief Executive Officer of the Issuer and Brooks as Chairman of the Board, and the Board elected Reeg, Brooks and William E. McLaughlin, III to be members of the Board. Those three persons were designated for election to the Board by Reeg Medical and NC 143 pursuant to the Voting Agreement. The Reporting Person and Pratt remain directors of the Issuer and Rusty Shelton and Randall Dei resigned as directors of the Issuer.

The Reporting Person does not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person may be deemed to beneficially own an aggregate of 13,089,895 shares of Common Stock of the Issuer, consisting of

(i) 367,502 issued and outstanding shares of Common Stock held directly or indirectly by the Reporting Person,

(ii) 300,000 shares of Common Stock that the Reporting Person has the right to acquire pursuant to the exercise of outstanding stock options,

(iii) 1,175,476 issued and outstanding shares of Common Stock held directly or indirectly by Pratt and 300,000 shares of Common Stock that Pratt has the right to acquire pursuant to the exercise of outstanding stock options,

(iv) 4,000,000 issued and outstanding shares of Common Stock held of record by Reeg Medical,

(v) 650,000 shares of Common Stock that Reeg Medical will have the right to acquire on January 16, 2017 upon the conversion of an outstanding convertible note,

(vi) 5,000,000 issued and outstanding shares of Common Stock held of record by NC 143, and

(vii) 1,296,917 shares of Common Stock that NC 143 will have the right to acquire on January 16, 2017 upon the conversion of outstanding convertible notes.

The information regarding the number of shares of Common Stock that NC 143, Reeg Medical and Pratt own and have the right to acquire has been provided to the Reporting Person by those shareholders.

The Voting Group and each member thereof may be deemed to beneficially own the 13,089,895 shares of Common Stock described in the preceding paragraph. Such shares represent approximately 71.0% of the 18,437,725 outstanding shares of Common Stock of the Issuer calculated in accordance with Rule 13d-3(d) based on the number of shares issued and outstanding on the date of this Schedule 13D and the number of shares that members of the Voting Group have the right to acquire within 60 days hereof. The number of shares of Common Stock issued and outstanding on the date hereof is based on 6,890,808 total outstanding shares of Common Stock of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the SEC on November 14, 2016, plus 9,000,000 shares of Common Stock of the Issuer issued to Reeg Medical and NC 143 pursuant to the Stock Purchase Agreement.

(b) The Reporting Person has sole voting and dispositive power with respect to the 667,502 shares of Common Stock that the Reporting Person owns directly, or indirectly, or will have the right to acquire pursuant to stock option, and shared voting power with respect to the remaining shares of Common Stock beneficially owned by the other members of the Voting Group. The Reporting Person does not have shared dispositive power with respect to any shares.

Based on information provided to the Reporting Person by the other members of the Voting Group, the Reporting Person believes that such members have the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock covered by this Schedule 13D as follows:

Brooks has sole voting and dispositive power with respect to the 6,296,917 shares of Common Stock that NC 143 owns directly or will have the right to acquire pursuant to the conversion of the NC 143 Notes, shared voting power with respect to the remaining shares of Common Stock beneficially owned by the other members of the Voting Group and no shared dispositive power with respect to any shares.

Reeg has sole voting and dispositive power with respect to the 4,650,000 shares of Common Stock that Reeg Medical owns directly or will have the right to acquire pursuant to the conversion of the Reeg Medical Notes, shared voting power with respect to the remaining shares of Common Stock beneficially owned by the other members of the Voting Group and no shared dispositive power with respect to any shares.

Pratt has sole voting and dispositive power with respect to the 1,475,476 shares of Common Stock that he owns directly or indirectly or has the right to acquire pursuant to the exercise of outstanding stock options, shared voting power with respect to the remaining shares of Common Stock beneficially owned by the other members of the Voting Group and no shared dispositive power with respect to any shares.

(c) On December 10, 2016, the Issuer granted a stock option to the Reporting Person covering 300,000 shares of Common Stock and a stock option to Pratt covering 300,000 shares of Common Stock, in each case exercisable from and after the date of grant at an exercise price of $0.11 per share. Each of the Reporting Person and Pratt was a director and executive officer of the Issuer at the time such options were granted. Except for such option grants and the transactions described in Item 4, the Reporting Person has not effected, and to the Reporting Person’s knowledge no other member of the Voting Group has effected, any transactions in shares of Common Stock during the 60 days preceding the date hereof.

(d) Except as otherwise described herein, no person other than the Reporting Person and the other members of the Voting Group has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Item 4 of this Schedule 13D are incorporated herein by reference.

On December 10, 2016, the Issuer granted a stock option to the Reporting Person covering 300,000 shares of Common Stock and a stock option to Pratt covering 300,000 shares of Common Stock, in each case exercisable from and after the date of grant at an exercise price of $0.11 per share.

The Issuer issued to Reeg Medical that certain Amended and Restated Promissory Note, dated October 19, 2016, in the principal amount of $50,000 (“Reeg Note”) in exchange for a short-term loan in the amount of $50,000. The Reeg Note became payable upon demand at any time from and after the closing of the transactions contemplated by the Stock Purchase Agreement. Pursuant to the Reeg Note, Reeg Medical will have the right at any time on or after January 16, 2017 to convert all or any portion of the then unpaid principal and interest balance of the Reeg Note into shares of Common Stock of the Issuer at a conversion price of $0.08 per share. Accordingly, Reeg Medical will have the right to acquire 650,000 shares of Common Stock of the Issuer upon such conversion, based on the amount of principal and interest that will be outstanding under the Reeg Note on January 16, 2017, if the Reeg Note remains outstanding on such date.

The Issuer issued to NC 143 that certain Amended and Restated Promissory Note, dated October 19, 2016, in the principal amount of $50,000 (“NC 143 Note #1”) and that certain Promissory Note, dated October 19, 2016, in the principal amount of $50,000 (together with NC 143 Note #1, the “NC 143 Notes”) in exchange for short-term loans in an aggregate amount of $100,000. The NC 143 Notes became payable upon demand at any time from and after the closing of the transactions contemplated by the Stock Purchase Agreement. Pursuant to the NC 143 Notes, NC 143 will have the right at any time on or after January 16, 2016 to convert all or any portion of the then unpaid principal and interest balance of the NC 143 Notes into shares of Common Stock of the Issuer at a conversion price of $0.08 per share. Accordingly, NC 143 will have the right to acquire 1,296,917 shares of Common Stock of the Issuer upon such conversion, based on the amount of principal and interest that will be outstanding under the NC 143 Notes on January 16, 2017, if the NC 143 Notes remain outstanding on such date.

Reeg Medical and NC 143 entered into the Stock Purchase Agreement pursuant to which the Issuer issued and sold 4,000,000 shares of Common Stock to Reeg Medical for a purchase price of $320,000, or $.08 per share, and 5,000,000 shares of Common Stock to NC 143 for a purchase price of $400,000, or $.08 per share, on that date. The Stock Purchase Agreement contains customary representations, warranties, covenants and indemnities of the parties.

The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 23, 2016, and is incorporated herein by reference.

In connection with the transactions contemplated by the Stock Purchase Agreement, the Issuer entered into an Amended and Restated Registration Rights Agreement dated as of December 19, 2016 with Reeg Medical and NC 143 (the “A&R Registration Rights Agreement”), which superseded that certain Registration Rights Agreement, dated May 28, 2014, by and among the Issuer and certain other stockholders of the Issuer. Stockholders of the Issuer, including the Reporting Person, who had continuing rights under such prior Registration Rights Agreement waived and agreed to terminate those rights in connection with the closing of the transactions contemplated under the Stock Purchase Agreement. The A&R Registration Rights Agreement provides, among other things, that Reeg Medical and NC 143 may require the Issuer to register on Form S-1 under the Securities Act of 1933, any or all of the shares of Common Stock of the Issuer issued to Reeg Medical and NC 143 in connection with the Stock Purchase Agreement. Reeg Medical and NC 143 also have the right to require the Issuer to file an unlimited number of registration statements on Form S-3, once the Issuer becomes eligible to use such form, covering registrable shares of Common Stock owned by Reeg Medical and NC 143 and to exercise “piggyback” rights to include their registrable shares in registration statements filed by the Issuer for its own account or for the account of any other stockholders.

The foregoing description of the A&R Registration Rights Agreement is qualified in its entirety by reference to the full text of the A&R Registration Rights Agreement, which is filed as Exhibit 4 hereto and attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 23, 2016, and is incorporated herein by reference.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Stock Purchase Agreement, dated as of December 19, 2016, by and among Fuse Medical, Inc., Reeg Medical Industries, Inc. and NC 143 Family Holdings, LP (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 23, 2016, and incorporated by reference herein).

Exhibit 2	Voting Agreement, dated as of December 19, 2016, by and among Fuse Medical, Inc., Christopher Pratt, Robert Donehew, Reeg Medical Industries, Inc. and NC 143 Family Holdings, LP (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 23, 2016, and incorporated by reference herein).

Exhibit 3	Amendment No. 1 to the Bylaws of Fuse Medical, Inc. (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 23, 2016, and incorporated by reference herein).

Exhibit 4	Amended and Restated Registration Rights Agreement, dated as of December 19, 2016, by and among Fuse Medical, Inc., Reeg Medical Industries, Inc. and NC 143 Family Holdings, LP (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 23, 2016, and incorporated by reference herein).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2016

/s/ Robert Donehew
ROBERT DONEHEW